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May 4, 1998


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:   Mary Brooks Fraser, Esq.
        Division of Corporation Finance
        Mail Stop 3-9


                                                Ophidian Pharmaceuticals, Inc.
                                                Form 8-A
                                                File No. 001-13835

Gentlemen and Ladies:

Please withdraw our previously filed Form 8-A 12B so that we may file a Form 8-A 12G to register the securities under the Securities Act of 1934.


                                                Very truly yours,

                                                OPHIDIAN PHARMACEUTICALS, INC.



                                                /s/ Douglas C. Stafford
                                                -------------------------------
                                                Douglas C. Stafford, President